UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TSS, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

87288V101

(CUSIP Number)

Peter H. Woodward

MHW Capital Management, LLC

150 East 52nd Street

New York, New York 10022

Tel. No.: (212) 486-7300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87288V101	13D	Page 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHW Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,300,086
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,300,086

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,086
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 87288V101	13D	Page 3

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter H. Woodward
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50,000
	8.	SHARED VOTING POWER 1,300,086
	9.	SOLE DISPOSITIVE POWER 50,000
	10.	SHARED DISPOSITIVE POWER 1,300,086

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,086
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒ Non-vested options to purchase 100,000 shares.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 87288V101	13D	Page 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHW Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 825,086
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 825,086

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,086
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 87288V101	13D	Page 5

Item 1.  Security and Issuer.

The name of the issuer is TSS, Inc., a Delaware corporation (the “Issuer’). The address of the Issuer’s principal executive offices is 7226 Lee DeForest Drive, Suite 104, Columbia, Maryland, United States of America. This Schedule 13D relates to the Issuer’s Common Stock, par value $0.0001 per share (the “Shares”).

Item 2.  Identity and Background.

(a) – (c), (f)	This Schedule 13D is being filed on behalf of MHW Partners, L.P., a Delaware limited partnership (“MHW Partners”), MHW Capital Management, LLC, a Delaware limited liability company and the investment manager of MHW Partners (the "Investment Manager"), and Mr. Peter H. Woodward, a United States citizen and a principal of the Investment Manager. MHW Partners, the Investment Manager and Mr. Woodward shall collectively be referred to herein as the "Reporting Persons". The principal business address for each of the Reporting Persons is 150 East 52nd Street, New York, New York 10022.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On December 31, 2013, MHW Partners acquired 200,000 Shares from Thomas P. Rosato pursuant to a Stock Purchase Agreement, dated the date thereof, between MHW Partners and Mr. Rosato (the “Stock Purchase Agreement”), in exchange for an aggregate purchase price of $80,000 in cash, which was obtained from the working capital of MHW Partners.

Item 4.  Purpose of Transaction.

The Shares were acquired for investment purposes. Mr. Woodward is a member of the Board of Directors of the Issuer. In his capacity as a director of the Issuer, Mr. Woodward may be in a position to influence management and, therefore, influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may make additional purchases of Shares, either in the open market or in private transactions, including Shares that may be acquired upon exercise of options or warrants currently held or subsequently acquired by them, depending on their evaluation of the Issuer’s financial condition, results of operations, business and prospects of the Issuer, the securities market in general and the market for the Shares in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities. Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Issuer’s Shares.

CUSIP No. 87288V101	13D	Page 6

Item 5.  Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 1,300,086 Shares, constituting 8.9% of the Shares (based upon 14,572,002 Shares outstanding as of November 7, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013). The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,300,086 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,083,636 Shares.

As of the date hereof, Mr. Woodward may be deemed to be the beneficial owner of 1,350,086 Shares, constituting 9.3% of the Shares (based upon 14,572,002 Shares outstanding as of November 7, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013). Mr. Woodward has the sole power to vote or direct the vote of 50,000 Shares; has the shared power to vote or direct the vote of 1,300,086 Shares; has the sole power to dispose or direct the disposition of 50,000 Shares; and has the shared power to dispose or direct the disposition of 1,300,086 Shares.

As of the date hereof, MHW Partners may be deemed to be the beneficial owner of 825,086 Shares, constituting 5.7% of the Shares (based upon 14,572,002 Shares outstanding as of November 7, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013). MHW Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 825,086 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 825,086 Shares.

Except as reflected in the Stock Purchase Agreement attached as an exhibit, there have been no other transactions by the Reporting Persons in the securities of the Issuer during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer granted to Mr. Woodward non-vested options to buy 150,000 Shares as compensation for serving as a director of the Issuer. The options vest ratably over three years on the anniversary of the issuance, with 50,000 options that vested on June 29, 2013, 50,000 options to vest on June 29, 2014 and 50,000 options to vest on June 29, 2015.

MHW Partners and Mr. Rosato entered into the Stock Purchase Agreement pursuant to which MHW Partners acquired 200,000 Shares in exchange for an aggregate purchase price of $80,000 in cash, which was obtained from the working capital of MHW Partners. Pursuant to the terms of the Stock Purchase Agreement, Mr. Rosato agreed not to, directly or indirectly, sell, transfer, assign, hypothecate or similarly dispose of, or enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, hypothecation or similar disposition of the remaining Shares that he owns for a period of ninety days following the execution of the Stock Purchase Agreement. The foregoing description of the Stock Purchase Agreement is intended as a summary only and is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibit B to this Schedule 13D/A and incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Joint Filing Agreement, dated January 7, 2014

Exhibit B: Stock Purchase Agreement, dated December 31, 2013

CUSIP No. 87288V101	13D	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2014

MHW Capital Management, LLC

By:	/s/ Peter H. Woodward
Peter H. Woodward, Managing Member

MHW Partners, L.P.

By:	/s/ Peter H. Woodward
Peter H. Woodward, Managing Member

/s/ Peter H. Woodward
Peter H. Woodward

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A, dated January 7, 2014, relating to the Common Stock, $0.0001 par value of TSS, Inc., shall be filed on behalf of the undersigned.

Dated: January 7, 2014

MHW Capital Management, LLC

By:	/s/ Peter H. Woodward
Peter H. Woodward, Managing Member

MHW Partners, L.P.

By:	/s/ Peter H. Woodward
Peter H. Woodward, Managing Member

/s/ Peter H. Woodward
Peter H. Woodward

Exhibit B

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made effective as of the 31st day of December, 2013, by and among THOMAS P. ROSATO (the “Seller”) and MHW PARTNERS, L.P. (the “Buyer”).

Explanatory Statements

The Seller is the record and beneficial owner of 1,654,509 shares of the common stock, $.0001 par value per share (the “Common Stock”), of TSS, Inc., a Delaware corporation (the “Company”), held in book form (identified by book #262) by the Company’s transfer agent. The Seller desires to sell, assign, transfer, and convey to the Buyer, and the Buyer desires to purchase and receive from the Seller, an aggregate of 200,000 shares of Common Stock of the Company (the “Shares”) on the terms and conditions set forth in this Agreement.

Agreement

NOW, THEREFORE, in consideration of the premises, the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

1.  Purchase and Sale of the Shares. The Buyer shall purchase and receive the Shares from the Seller, and, contemporaneously with the payment of the purchase price set forth in Section 2, the Seller shall sell, assign, transfer, and convey the Shares to the Buyer.

2.  Payment for Shares. The purchase price for the Shares shall be $0.40 per Share, for an aggregate purchase price of $80,000 (the “Purchase Price”). The Purchase Price shall be payable by the Buyer upon the execution and delivery of this Agreement by each of the parties hereto and written confirmation from the Company’s transfer agent that the transfer agent has received from Miles & Stockbridge P.C. all legal opinions, instruction letters, and any other information required to complete the transfer of the Shares from the Seller to the Buyer. Payment of the Purchase Price shall be made either by personal check made out to the Seller or by wire transfer of immediately available funds to an account specified by the Seller.

3.  Transfer of Shares. Promptly following the execution and delivery of this Agreement, the parties shall cause the Company to issue a letter to the Company’s transfer agent containing instructions for the transfer of the Shares on the books and records of the Company, which instructions shall include, without limitation, (a) the issuance to the Buyer of a certificate representing the Shares, and (b) the issuance to the Seller a certificate representing the balance of the shares owned by the Seller.

4.  Restrictions and Acknowledgments. The parties acknowledge and agree to the following:

(a)      The Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state (the “State Acts”), and any assignment, sale, transfer, exchange, hypothecation or other disposition of the Shares (whether for consideration or otherwise) by the Buyer, in whole or in part, may be made only in compliance with the restrictions imposed by the Securities Act and the State Acts.

(b)      The Shares are, and will continue to be after the consummation of the transaction contemplated by this Agreement, “restricted securities,” as those terms are defined under Section 4(1) of the Securities Act of 1933 and the rules and regulations promulgated thereunder, and the certificates representing the Shares will bear a restrictive legend substantially similar to the following:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred, pledged, hypothecated or otherwise disposed of in the absence of (i) an effective registration statement for such securities under said act or (ii) an opinion of company counsel that such registration is not required.”

(c)      Counsel to the Company may, and is entitled to, rely upon the representations, warranties, agreements, and acknowledgements set forth in this Agreement for the purposes of delivering any opinion of counsel necessary in connection with the transactions contemplated by this Agreement or otherwise.

(d)      During the period beginning on the date of this agreement and ending ninety (90) days from the days of this Agreement, the Seller shall not, except as contemplated by this Agreement, “Transfer” (as defined below) any shares of common stock of the Company owned by the Seller as of the date of this Agreement (collectively, the “Owned Shares”), the “beneficial ownership” (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the Owned Shares, or any other interest in the Owned Shares nor enter into any agreement, arrangement or understanding with any Person with respect to any Transfer of the Owned Shares. Any Transfer in violation of this Section 5 shall be void ab initio. Without the prior written consent of the Buyer (which the Buyer may withhold in its sole discretion), the Company shall not request the Company or its transfer agent to transfer (book-entry or otherwise) any certificate or uncertificated interest representing any of the Owned Shares and hereby consents to the entry of stop transfer instructions by the Company of any transfer of the Owned Shares. In the event of a stock split, stock dividend, or distribution, or any change in the common stock of the Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Owned Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction. For purposes of this Agreement, “Transfer” means, directly or indirectly, to sell, transfer, assign, encumber, hypothecate, or similarly dispose of (by merger, by tendering into any tender or exchange offer, by operation of law or otherwise), or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by merger, by tendering into any tender or exchange offer, by operation of law or otherwise).

5.  Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Buyer that (a) the Seller has the authority and power to transfer and assign the Shares pursuant to this Agreement, to execute and deliver this Agreement, and to consummate the transactions contemplated hereby; (b) this Agreement constitutes the legal and binding obligation of the Seller and is fully enforceable against the Seller in accordance with its terms; (c) the Seller possesses the sole right, title, and interest in and to the Shares, the Shares are validly issued, fully paid, and non-assessable, and the Shares will be transferred to the Buyer free and clear of any and all restrictions, liens, claims, debts or encumbrances of any kind; (d) the Seller has been the record and beneficial owner of the Shares for more than one year prior to the date of this Agreement; (e) the Seller has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the sale of the Shares, is consummating the sale of the Shares with a full understanding of all of the terms, conditions, and risks, and willingly assumes those terms, conditions and risks; and (f) the purchase and sale of the Shares is not part of a distribution of securities on behalf of the Seller and the Seller is not an underwriter, as defined in Section 2(11) of the Securities Act, with respect to the Shares. The Seller acknowledges and agrees that the Buyer is relying on the Seller’s representations, warranties, and agreements contained in this Agreement as a condition to purchasing the Shares and the Buyer would not purchase the Shares without such representations, warranties, and agreements

6.  Representations and Warranties of the Buyer. The Buyer hereby represents and warrants to the Seller that (a) it has the authority and power to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement constitutes the legal and binding obligation of the Buyer and is fully enforceable against the Buyer in accordance with the terms set forth herein; (c) it is acquiring the Shares for its own account, solely for investment purposes, and not with a view toward resale or distribution of the Shares; (d) it will not take or cause to be taken any action that would cause the Seller or the Buyer to be deemed underwriters of the Shares, as defined in Section 2(11) of the Securities Act; (e) it has made no contract, undertaking, agreement or arrangement, and has no plan to enter into any contract, undertaking, agreement or arrangement, to sell, transfer or pledge the Shares to any other person or entity; and (f) it is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Shares.

7.  Further Assurances. Subject to the terms and conditions of this Agreement, each of the parties hereto shall execute and deliver, or cause to be executed and delivered, such instruments and agreements, and take such other actions, as any party shall reasonably request in order to effectively vest in the Buyer good title to the Shares free and clear of any liens, claims, encumbrances or restrictions (other than the restrictions set forth in this Agreement) or otherwise to fully carry out the provisions and purposes of this Agreement.

8.  Miscellaneous. This Agreement and any other documents to be executed in connection herewith, contain the entire, complete, and integrated agreement between the parties with respect to the subject matter hereof, and supersede any prior or contemporaneous understandings, agreements or representations by or between the parties, written or oral, express or implied, which may have related to the subject matter hereof in any way. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the transaction contemplated hereby is adversely affected thereby. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party without the prior written consent of the other parties hereto. The representations and warranties set forth in Sections 4 and 5 shall survive the closing of the transactions contemplated by this Agreement. This Agreement shall be governed by the laws of the State of Delaware without reference to any conflicts of laws rules. This Agreement may be executed in counterparts and delivered by facsimile (or .pdf) transmission and each such counterpart and facsimile (or .pdf) transmission shall be deemed to constitute one and the same instrument.

{Signatures appear on the following page}

IN WITNESS WHEREOF, the parties hereto have executed, acknowledged, and delivered this Agreement on the date first written above.

SELLER:

/s/ Thomas P. Rosato
Thomas P. Rosato

BUYER:

MHW Partners, L.P.

By:	/s/ Peter H. Woodward
Name:	Peter H. Woodward
Title:	Managing Member